UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the securities market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 19 December 2025, with registration number in the CNMV 3046, and the notice of inside information of 30 April 2026, with registration number in the CNMV 3187 relating to the execution of the third of a buyback program of own shares of BBVA (the “Third Tranche”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, BBVA informs–on the basis of the information received from Citigroup Global Markets Europe AG as the Third Tranche manager– that it has carried out the following transactions over BBVA shares in execution of the Third Tranche between 25 May and 29 May 2026 (both inclusive):

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted Average Price (€)
5/25/2026	BBVA.MC	Purchase	AQEU	0	0
5/25/2026	BBVA.MC	Purchase	XMAD	500,500	19.8529
5/25/2026	BBVA.MC	Purchase	CEUX	0	0
5/25/2026	BBVA.MC	Purchase	TQEX	0	0
5/26/2026	BBVA.MC	Purchase	AQEU	0	0
5/26/2026	BBVA.MC	Purchase	XMAD	1,050,000	20.0818
5/26/2026	BBVA.MC	Purchase	CEUX	0	0
5/26/2026	BBVA.MC	Purchase	TQEX	0	0
5/27/2026	BBVA.MC	Purchase	AQEU	0	0
5/27/2026	BBVA.MC	Purchase	XMAD	1,131,252	20.1159
5/27/2026	BBVA.MC	Purchase	CEUX	0	0
5/27/2026	BBVA.MC	Purchase	TQEX	0	0
5/28/2026	BBVA.MC	Purchase	AQEU	0	0
5/28/2026	BBVA.MC	Purchase	XMAD	1,500,000	19.8397
5/28/2026	BBVA.MC	Purchase	CEUX	0	0
5/28/2026	BBVA.MC	Purchase	TQEX	0	0
5/29/2026	BBVA.MC	Purchase	AQEU	0	0
5/29/2026	BBVA.MC	Purchase	XMAD	1,100,000	20.1889
5/29/2026	BBVA.MC	Purchase	CEUX	0	0
5/29/2026	BBVA.MC	Purchase	TQEX	0	0
			TOTAL	5,281,752

The cash amount of the shares purchased to date as a result of the execution of the Third Tranche amounts to 447,926,088.51 Euros, which, approximately, represents 30.68% of the maximum cash amount of the Third Tranche.

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Madrid, 1 June 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: June 1, 2026
	By:	/s/ José María Caballero Cobacho
Name: José María Caballero Cobacho
Title: Head of ALM